UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 2

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         The Pep Boys-Manny, Moe & Jack
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    713278109
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 21, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

        This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 21, 2005, as amended by Amendment No. 1 filed on December 9, 2005 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, par value $1.00 per share (the "Common Stock"), of The Pep Boys-Manny, Moe & Jack, a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132.

Item 4.      Purpose of Transaction.
             -----------------------

        The information contained in Item 4 of the Statement is hereby supplemented as follows:

        On December 21, 2005, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., sent a letter to William Leonard, the Presiding Independent Director of the Company, recommending that the Board of Directors begin the search for a new Chief Executive Officer as expeditiously as possible. The letter also requested that Barington Capital Group, L.P. be given the opportunity to participate in the selection of the Company's new Chief Executive Officer to help ensure that shareholder interests are addressed in the selection process. The letter noted that it is a propitious time to begin such a search, as the employment agreement of Lawrence Stevenson, the Company's current Chairman and Chief Executive Officer, expires on April 28, 2006. A copy of the Letter is attached hereto as Exhibit 99.4 and incorporated herein by reference.

        Pursuant to the terms of Mr. Stevenson's employment agreement, Barington believes that the Company is required to provide Mr. Stevenson with written notice of its election not to extend the employment agreement by February 28, 2006 in order for his employment to terminate at the end of the agreement's three-year term and avoid certain additional payment and benefit obligations that the Company may be required to incur if his employment was terminated at a later date. A copy of Mr. Stevenson's employment agreement has been filed with the SEC as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended May 3, 2003 and the above summary of the agreement's termination provision is qualified in its entirety by reference thereto.

Item 7.        Material to be Filed as Exhibits.
               ---------------------------------

Exhibit No.           Exhibit Description

--------------------- ---------------------------------------------------------
99.4                  Letter, dated December 21, 2005, from James A.
                      Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., to William Leonard, the Presiding Independent Director of the Company.
--------------------- ----------------------------------------------------------

                                   SIGNATURES
                                   ----------

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 22, 2005

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors, LLC,
                                           its general partner


                                       By: /s/ James A. Mitarotonda
                                           -------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           -------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       ----------------------------------
                                       James A. Mitarotonda



                                       BARINGTON COMPANIES OFFSHORE FUND, LTD.
                                       (BVI)


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President

                                       BARINGTON INVESTMENTS, L.P.
                                       By: Barington Companies Advisors, LLC,
                                       its general partner

                                       By: /s/ James A. Mitarotonda
                                           ------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Authorized Signatory

                                       BARINGTON COMPANIES ADVISORS, LLC



                                       By: /s/ James A. Mitarotonda
                                           ------------------------------
                                       Name: James A. Mitarotonda
                                       Title: Authorized Signatory

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By:  LNA Capital Corp., its general
                                            partner

                                       By: /s/ James A. Mitarotonda
                                           ------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO

                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------
                                       Name: James A. Mitarotonda
                                       Title: President and CEO

                                       PARCHE, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member

                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       STARBOARD VALUE AND OPPORTUNITY MASTER
                                       FUND LTD.

                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       RCG CARPATHIA MASTER FUND, LTD.

                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       ADMIRAL ADVISORS, LLC
                                       By: Ramius Capital Group, LLC, its
                                           sole member


                                        By: /s/ Jeffrey M. Solomon
                                            -----------------------------
                                        Name: Jeffrey M. Solomon
                                        Title: Authorized Signatory

                                       RAMIUS CAPITAL GROUP, LLC
                                       By:  C4S & Co., LLC, its Managing Member


                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member

                                       C4S & CO., LLC



                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------
                                       Name: Jeffrey M. Solomon
                                       Title: Managing Member


                                       /s/ Jeffrey M. Solomon
                                       ---------------------------------------
                                       Jeffrey M. Solomon, individually and as
                                       attorney-in-fact for Peter A. Cohen,
                                       Morgan B. Stark, and Thomas W. Strauss


                                       RJG CAPITAL PARTNERS, L.P.

                                       By: RJG Capital Management, LLC,
                                           its general partner

                                       By: /s/ Ronald J. Gross
                                           ------------------------------
                                       Name: Ronald J. Gross
                                       Title: Managing Member

                                       RJG CAPITAL MANAGEMENT, LLC


                                       By: /s/ Ronald J. Gross
                                           ------------------------------
                                       Name: Ronald J. Gross
                                       Title: Managing Member

                                       /s/ Ronald J. Gross
                                       ----------------------------------
                                       Ronald J. Gross

                                       D.B. ZWIRN SPECIAL OPPORTUNITIES FUND,
                                       L.P.
                                       By: D.B. ZWIRN PARTNERS, LLC,
                                       its general partner
                                       By: ZWIRN HOLDINGS, LLC,
                                       its managing member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member

                                       D.B. ZWIRN SPECIAL OPPORTUNITIES FUND
                                       (TE), L.P.
                                       By: D.B. ZWIRN PARTNERS, LLC,
                                       its general partner
                                       By: ZWIRN HOLDINGS, LLC,
                                       its managing member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member

                                       D.B. ZWIRN SPECIAL OPPORTUNITIES FUND,
                                       LTD.
                                       By: D.B. Zwirn & Co., L.P., its manager
                                       By: DBZ GP, LLC, its general partner
                                       By: Zwirn Holdings, LLC, its managing
                                           member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member


                                       HCM/Z SPECIAL OPPORTUNITIES LLC
                                       By: D.B. Zwirn & Co., L.P., its manager
                                       By: DBZ GP, LLC, its general partner
                                       By: Zwirn Holdings, LLC, its managing
                                            member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------
                                       Name: Daniel B. Zwirn
                                       Title: Managing Member

                                       D.B. ZWIRN & CO., L.P.
                                       By:  DBZ GP, LLC, its general partner
                                       By:  Zwirn Holdings, LLC, its managing
                                            member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------
                                       Name: Daniel B. Zwirn
                                       Title:   Managing Member

                                       DBZ GP, LLC
                                       By: Zwirn Holdings, LLC, its managing
                                           member


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------
                                       Name: Daniel B. Zwirn
                                       Title:   Managing Member

                                       ZWIRN HOLDINGS, LLC


                                       By: /s/ Daniel B. Zwirn
                                           ------------------------------
                                       Name: Daniel B. Zwirn
                                       Title:   Managing Member


                                       /s/ Daniel B. Zwirn
                                           ------------------------------
                                       Daniel B. Zwirn